FORM 4
                              STATEMENT OF
                     CHANGES IN BENEFICIAL OWNERSHIP

  Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. SEE Instruction 1(b).

 1.  Name and Address of Reporting Person
     (Last)    Doescher
     (First)   Scott
     (Middle)  P
     (Street)  9010 Windmere Place
     (City)    Weston
     (State)   Wisconsin
     (Zip)     54476

 2.  Issuer Name and Ticker or Trading Symbol
     (Issuer Name)       Wausau-Mosinee Paper Corporation
     (Ticker or Trading Symbol) WMO

 3. I.R.S. or Social Security Number of Reporting Person (Voluntary) (I.D. Number) ###-##-####

 4.  Statement for Month/Day/Year
     (Month/Day) December
     (Year)    2002

 5.  If Amendment, Date of Original (Month/Day/Year)
     (Month/Day)
     (Year)

 6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     X
          (Director)
     X    (Officer, give title below)
           Senior Vice President-Finance, Secretary & Treasurer
          (10% Owner)
          (Other, specify below)


 7.  Individual or Joint/Group Filing (Check Applicable Line)
     X
     X    Form filed by One Reporting Person
          Form filed by More than One Reporting Person

  TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
            OWNED

                                                                     5. Amount of
                                                     4. Securities      Securities
                          2A. Deemed                    Acquired (A)    Beneficially
             2. Trans-    Execution     3.Trans-        or Disposed     Owned         6. Ownership 7. Nature of
             action       Date, if any    action        of (D)          Following        Form:        Indirect
 1.Title of  Date(Month/  (Month/Day/     Code          (A) or          Reported         Direct(D) or Beneficial
 Security    Day/Year)     Year)       Code    V    Amount  (D)   Price Transactions(s)  Indirect(I)  Ownership
 No Par                                                                 335.0            D
 Value
 Common
 Stock

  TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
               (E.G., puts, calls, warrants, options, convertible securities)
                                                                5. Number of
                                                                Derivative
             2. Conversion              3A. Deemed              Securities
 1. Title    or Exercise                Execution    4.Trans-   Acquired (A)    6. Date Exercisable and
     of      Price of   3. Transaction  Date, if any   action   or Disposed of       Expiration Date
 Derivative  Derivative    Date (Month/ (Month/Day/    Code          (D)             (Month/Day/Year)
 SECURITY    SECURITY      DAY/YEAR)    YEAR)       CODE    V    (A)   (D)      DATE EXERCISABLE EXPIRATION DATE
 Common      $17.16                                                              5/17/99         12/17/18
 Stock       $13.00                                                             11/01/01          4/30/21
 Option      $10.71#                                                               #             12/13/21#
 (Right      $11.39*       12/12/02                 A       V    18,000*           *             12/12/22*
 to Buy)

  TABLE II CONTINUED - Derivative Securities Acquired, Disposed of or
                       Beneficially Owned
              (E.G., puts, calls, warrants, options, convertible securities)

 7. Title and Amount of                                                    10. Ownership
    Underlying Securities                     9. Number of Derivative    Form of Derivative
                     Amount or   8. Price of  Securities Beneficially       Securities
                     Number of    Derivative     Owned Following         Beneficially Owned 11. Nature of Indirect
 TITLE                  SHARES      SECURITY  REPORTED TRANSACTION(S)     AT END OF MONTH     BENEFICIAL OWNERSHIP
 No Par                                        5,000                   D
 Value
 Common
 Stock

 Common                                        95,000                  D
 Stock                                         18,000#                 D#
                    18,000*                    18,000*                 D*

 Explanation of Responses:

 *Number of shares to which option is exercisable is subject to satisfaction of certain performance criteria. Options are exercisable on date on which audited financial results for the fiscal year ending 12/31/03 are reported by the Company.
 #Number of shares to which option is exercisable is subject to satisfaction of certain performance criteria. Options are exercisable on date on which audited financial results for the fiscal year ending 12/31/02 are reported by the Company.
                    /S/SHERRI L. CRAKER                     01/03/03
                       Signature of Reporting Person         Date
                       Attorney-In-Fact